UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of April, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

INFORMATION TO BE INCLUDED IN REPORT
1.	Four company announcements made on April 27, 2011.

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.

(Registrant)

Date: April 28, 2011	By:	/S/ Mikio Fujitsuka Mikio Fujitsuka
Senior Executive Officer

3

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 27, 2011
URL: http://www.komatsu.com/
Consolidated Business Results for the Fiscal Year Ended March 31, 2011 (U.S. GAAP)
1. Results for the Fiscal Year Ended March 31, 2011
(Amounts are rounded to the nearest million yen)
(1)	Consolidated Financial Highlights

(For the fiscal years ended March 31, 2011 and 2010)
Millions of yen & US dollars except per share amounts

	2011		2010	Changes
	[A]		[B]	[A-B]	[(A-B)/B]
	Yen	Dollar	Yen	Yen	(%)
Net sales	1,843,127	22,206	1,431,564	411,563	28.7%
Operating income	222,929	2,686	67,035	155,894	232.6%
Income before income taxes and equity in earnings of affiliated companies	219,809	2,648	64,979	154,830	238.3%
Net income attributable to Komatsu Ltd.	150,752	1,816	33,559	117,193	349.2%
Net income attributable to Komatsu Ltd. per share (Yen & US dollars)
Basic	¥155.77	$1.88	¥34.67	¥121.10
Diluted	¥155.66	$1.88	¥34.65	¥121.01
Return on equity	17.2%		4.1%	13.1%
Return on total assets	10.7%		3.3%	7.4%
Return on sales	12.1%		4.7%	7.4%

Notes: 1)
The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for the fiscal year ended March 31, 2011 at the rate of ¥83 to US$1, the approximate rate of exchange at March 31, 2011.

2)	Comprehensive income:

2011: 120,159 millions of yen 2010: 53,937 millions of yen

3)	Equity in earnings of affiliated companies:

2011: 2,724 millions of yen 2010: 1,588 millions of yen

4)	Return on equity is calculated by using net income attributable to Komatsu Ltd. and total Komatsu Ltd. shareholders’ equity.

5)	Return on total assets is calculated by using income before income taxes and equity in earnings of affiliated companies.

6)	Return on sales is calculated by using operating income.

(2)	Consolidated Financial Position

(As of March 31, 2011 and 2010)
Millions of yen except per share amounts

	2011	2010
Total assets	2,149,137	1,959,055
Total equity	972,680	876,799
Komatsu Ltd. shareholders’ equity	923,843	833,975
Komatsu Ltd. shareholders’ equity ratio	43.0%	42.6%
Komatsu Ltd. shareholders’ equity per share (Yen)	¥954.48	¥861.51
(3)	Consolidated Cash Flows

(For the fiscal years ended March 31, 2011 and 2010)
Millions of yen

	2011	2010
Net cash provided by (used in) operating activities	150,402	182,161
Net cash provided by (used in) investing activities	(88,509)	(72,967)
Net cash provided by (used in) financing activities	(56,365)	(116,363)
Cash and cash equivalents, end of year	84,224	82,429
2. Dividends
(For the fiscal years ended March 31, 2011 and 2010, and ending March 31, 2012)

			2012
	2011	2010	Projections
Cash dividends per share (Yen)
Interim	18.00	8.00	21.00
Year-end	20.00	8.00	21.00
Total	38.00	16.00	42.00
Annual dividends (Millions of yen)	36,799	15,497	—
Payout ratio (Consolidated basis) (%)	24.4%	46.1%	20.3%
Dividends as percentage of equity (Consolidated basis) (%)	4.2%	1.9%	—

3. Projections for the Fiscal Year Ending March 31, 2012
(From April 1, 2011 to March 31, 2012)
Millions of yen except per share amounts

	The first half of the year		The full fiscal year
		Changes		Changes
		Increase		Increase
Net sales	1,065,000	23.9%	2,150,000	16.6%
Operating income	143,000	37.6%	305,000	36.8%
Income before income taxes and equity in earnings of affiliated companies	141,000	40.8%	300,000	36.5%
Net income attributable to Komatsu Ltd.	100,000	56.8%	200,000	32.7%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥103.32		¥206.63

Notes: 1)	Percentages shown above represent the rates of change compared with the corresponding periods a year ago.

2)	Refer to “Management Performance and Financial Conditions” for preconditions of the projections above and other related issues.
4. Others
(1)	Changes in important subsidiaries during the Year under Review: None

(2)	Changes in accounting standards, procedures and presentations
1)	Changes resulting from revisions in accounting standards, etc.: None

2)	Change in other matters except for 1) above: None

Note:	See “Basis of Consolidated Financial Statements” on page 23 for more details.
(3)	Number of common shares outstanding
1)	The numbers of common shares issued (including treasury stock) as of March 31 were as follows:

2011: 998,744,060 shares 2010: 998,744,060 shares

2)	The numbers of shares of treasury as of March 31 were as follows:

2011: 30,841,419 shares 2010: 30,704,084 shares

3)	The weighted average numbers of common shares outstanding were as follows:

2011: 967,803,446 shares 2010: 968,013,328 shares

Note:	See “Net Income per Share” on page 25 for the number of common shares, which was used as the basis for calculating the amount of net income per share.

[Reference]
Financial Highlights of the Parent Company
The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.
1. Results for the Fiscal Year Ended March 31, 2011
(1)	Non-Consolidated Financial Highlights

(For the fiscal years ended March 31, 2011 and 2010)
Millions of yen & US dollars except per share amounts

	2011		2010	Changes
	[A]		[B]	[A-B]	[(A-B)/B]
	Yen	Dollar	Yen	Yen	(%)
Net sales	742,519	8,946	457,676	284,843	62.2
Operating profit (loss)	81,075	977	(26,829)	107,904	—
Ordinary profit (loss)	86,242	1,039	(1,120)	87,362	—
Net income	48,273	582	2,378	45,895	—
Net income per share (Yen & US cents)
Basic	¥49.85	60.1¢	¥2.46	¥47.39
Diluted	¥49.82	60.0¢	¥2.45	¥47.37

Note:
The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the fiscal year ended March 31, 2011, at the rate of ¥83 to US$1, the approximate rate of exchange at March 31, 2011.

(2)	Non-Consolidated Financial Position

(As of March 31, 2011 and 2010)
Millions of yen except per share amounts

	2011	2010
Total assets	990,829	959,125
Net assets	541,600	518,467
Equity ratio (%)	54.4%	53.8%
Net assets per share (Yen)	¥557.04	¥533.19
Note: Shareholders’ equity: 2011: 539,464 million yen 2010: 516,440 million yen
2. Projections for the Fiscal Year Ending March 31, 2012
(From April 1, 2011 to March 31, 2012)
Millions of yen except per share amounts

	2012
		Changes
		Increase/(Decrease)
Net sales	860,000	15.8%
Operating profit	70,000	(13.7)%
Ordinary profit	98,000	13.6%
Net income	93,000	92.7%
Net income per share (basic) (Yen)	¥96.03

Note:	Percentages shown above represent the rates of change compared with the corresponding period a year ago.

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results	P.6

(2) Financial Conditions	P.11

(3) Basic Policy for Redistribution of Profits and Dividends for the Fiscal Year under Review and Next Fiscal Year	P.12

Komatsu Group

Management Policy

(1) Basic Management Policy	P.15

(2) Mid to Long-Range Management Plan and Issues Ahead	P.15

Consolidated Financial Statements

(1) Condensed Consolidated Balance Sheets	P.18

(2) Condensed Consolidated Statements of Income	P.20

(3) Consolidated Statement of Equity	P.21

(4) Consolidated Statements of Cash Flows	P.22

(5) Note to the Going Concern Assumption	P.23

(6) Basis of Consolidated Financial Statements	P.23

(7) Notes to Consolidated Financial Statements	P.24

1) Business Segment Information	P.24

2) Net Income per Share	P.25

Management Performance and Financial Conditions
(1) Outline of Operations and Business Results
[Effects of the Great East Japan Earthquake on Komatsu Group’s Business Operations and Responses]
During the fiscal year, ended March 31, 2011, i.e., from April 1, 2010 to March 31, 2011, the Great East Japan Earthquake and the subsequent tsunami brought about very extensive damages, especially in the Tohoku and northern Kanto regions of Japan. Immediately after this tragic disaster, the Komatsu Group checked the safety of its employees and their families, worked to secure their safety, and made all-out efforts in transporting relief items to disaster-stricken employees and their families. The Komatsu Group also focused its efforts to recover operations of affected plants, suppliers and other business bases.
With respect to production, the buildings and facilities of some plants of the Komatsu Group were damaged but we quickly worked to repair them. For our suppliers, many employees from the Production and Procurement divisions went to their facilities and worked together with suppliers’ employees on quick repair of their facilities. As a result of these efforts, all our affected plants resumed production by the end of March, while we are still experiencing uncertain procurement conditions for some electronic parts of construction equipment as well as electric power supply.
Our sales and service operations were seriously affected by the tsunami. At some bases located along the Pacific Ocean side of the Tohoku region, their buildings, facilities and construction equipment were washed away. While it will take some time for us to recover those full-scale operations, soon after the devastation brought by the tsunami we restarted our maintenance and repair service for construction equipment, which is indispensable for the restoration and reconstruction of the affected regions by our other bases nearby.
As an effort within our best capacity to offer equipment and materials needed in the affected regions, we have decided on a JPY800 million worth assistance action plan centering on free-of-charge lending of our own construction equipment, forklift trucks, temporary housing and power generators. We have delivered them per the requests of local governments.
It is projected that reconstruction work will last for a long time. We recognize the importance of producing construction equipment, an indispensable tool of restoration and reconstruction, promptly delivering them to the needed areas, and continuing our maintenance and repair operation to ensure trouble-free use of equipment, while continuing to work to normalize our operations.
[Outline of Operations and Business Results]
Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) embarked on the Global Teamwork for Tomorrow mid-range management plan for three years starting in the fiscal year under review, which emphasize (1) promotion of ICT applications to products and parts, (2) further advancement of environmental friendliness and safety in machine performance, (3) expansion of sales and service operations in Strategic Markets, and (4) promotion of continuous Kaizen (improvement) by strengthening workplace capability.
In the first year of the ongoing mid range plan, demand for construction and mining equipment remained at a high level in Strategic Markets, especially in China, Asia and Latin America, while demand recovered and increased from the previous fiscal year in the Traditional Markets of Japan, North America and Europe. Demand for industrial machinery also turned toward recovery, reflecting an increased volume of production of cars in Strategic Markets and growth of the solar cell industry in China and Asia.

[Markets as Positioned by the Komatsu]

Traditional Markets	Japan, North America and Europe
Strategic Markets	China, Latin America, Asia, Oceania, Africa, Middle East and CIS
During the fiscal year under review, Komatsu recorded consolidated net sales of JPY1,843.1 billion (USD22,206 million, at USD1=JPY83), up 28.7% from the previous fiscal year. While the Japanese currency appreciated sharply against the U.S. dollar, Euro and Renminbi from the previous fiscal year and we incurred a loss resulting from the damages by the Great East Japan Earthquake and the subsequent tsunami, we made sizable gains by expanding the volume of sales and continuing structural reform efforts, such as the realization of selling prices and the improvement of production costs. Specifically, operating income reached JPY222.9 billion (USD2,686 million), registering an increase of 232.6% from the previous fiscal year, and operating income ratio advanced to 12.1%, an improvement of 7.4 percentage points. Income before income taxes and equity in earnings of affiliated companies increased by 238.3% to JPY219.8 billion (USD2,648 million). Net income attributable to Komatsu Ltd. totaled JPY150.7 billion (USD1,816 million), recording an improvement of 349.2%.

[Consolidated Financial Highlights]	Millions of yen

	2011	2010
	USD1=JPY85	USD1=JPY93
	EUR1=JPY113	EUR1=JPY131
	RMB1=JPY12.7	RMB1=JPY13.6	Changes
	[A]	[B]	[(A-B)/B]
Net sales	1,843,127	1,431,564	28.7%
Operating income	222,929	67,035	232.6%
Income before income taxes and equity in earnings of affiliated companies	219,809	64,979	238.3%
Net income attributable to Komatsu Ltd.	150,752	33,559	349.2%
Business results by operations are described below.

[Sales by Operation]	Millions of yen

	2011	2010	Changes
	[A]	[B]	[(A-B)/B]
Construction, Mining and Utility Equipment	1,615,689	1,268,575	27.4%
Industrial Machinery and Others	227,438	162,989	39.5%
Total	1,843,127	1,431,564	28.7%

Construction, Mining and Utility Equipment
Komatsu expanded consolidated net sales of construction, mining and utility equipment by 27.4% to JPY1,615.6 billion (USD19,466 million) by steadfastly capitalizing on global demand recovery. During the fiscal year under review, Komatsu continued to focus its efforts especially to expand production capacity and reinforce product support operation by anticipating the mid to long-range growth of Strategic Markets. To accelerate sales of hybrid hydraulic excavators, which offer improved fuel consumption and CO2 emissions volume, Komatsu tooled up the production of new HB205 and HB215LC hybrid hydraulic excavators after changing the forerunner model, introduced them on the Japanese market and decided to launch them in major markets around the world. With respect to the utility equipment business, consisting of forklift trucks and mini construction equipment, the Company decided to merge Komatsu Utility Co., Ltd. in order to speed up the pace of strengthening its business in overseas markets, further improve their product competitiveness and product development capability, and reinforce human resource development.

[Sales of Construction, Mining and Utility Equipment by Region]	Millions of yen

	2011	2010	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	251,597	228,505	23,092	10.1%
Americas	386,758	306,135	80,623	26.3%
Europe & CIS	164,007	122,018	41,989	34.4%
China	334,270	244,509	89,761	36.7%
Asia* & Oceania	374,577	281,878	92,699	32.9%
Middle East & Africa	104,480	85,530	18,950	22.2%
Total	1,615,689	1,268,575	347,114	27.4%

*	Excluding Japan and China
Japan
While public works began to decline in the second half period of the fiscal year under review, private-sector capital investment remained strong. Against this backdrop, demand for construction equipment headed for recovery centering on the rental equipment segment, and sales improved from the previous fiscal year in Japan. In December 2010, Komatsu launched sales of new HB205 and HB215LC hybrid hydraulic excavators in Japan before overseas markets, received great responses from their customers and enjoyed good sales.
Note: For effects of the Great East Japan Earthquake on Komatsu’s business operations, see on page 6.
Americas
In North America, while the U.S. housing starts remained sluggish, overall demand for equipment turned for recovery, supported by strong demand in the rental equipment and mining industries. In this market environment, Komatsu continued to promote the zero inventory of distributors campaign and worked to improve their financial strength. Komatsu also advanced preparation for the market introduction of products compliant to new emission control regulations. In Latin America, demand for equipment remained strong in mining, civil engineering, agricultural and forestry sectors in Brazil, the largest Latin American market. In Chile where demand for mining equipment grew sharply, Komatsu strengthened its sales and product support capabilities for the mining industry. As a result, sales increased from the previous fiscal year.

Europe & CIS
Demand for construction equipment headed for recovery mainly in major markets such as Germany, the United Kingdom and France. While demand recovered in these markets, Komatsu worked to strengthen its product support capability and expand sales of parts by teaming up with its distributors. As a result, sales improved from the previous fiscal year.
In CIS, demand for large equipment grew, centering on use for coal and gold mining as well as energy development, and sales improved from the previous fiscal year. To seize on the mid to long-range demand for mining equipment, Komatsu strengthened its production and product support capabilities by commencing production at Komatsu Manufacturing Rus, LLC. in June last year and opening the Kuzbass Support Center in Siberia.
China
Demand for construction and mining equipment remained strong, reflecting thriving demand in the mining industry coupled with advancement of infrastructure development and urbanization, especially in inner China. Particularly by steadfastly capitalizing on demand, which followed the Chinese New Year in February this year, Komatsu registered record-high sales in China.
In tandem with this market expansion, Komatsu worked to expand its production, sales and product support capabilities, especially by establishing Komatsu China Mining Limited to engage in sales and product support for major mining companies, constructing the new plant of Komatsu (Changzhou) Construction Machinery Corp., opening the KC Techno Center, and training service engineers in the special training course at Shandong Jiaotong University.
Asia & Oceania
In Indonesia, the largest market of Southeast Asia, demand for mining equipment continued to expand, while demand for construction equipment remained strong in the civil engineering, agriculture and forestry sectors. Demand was also strong in India, Thailand, Malaysia and some other countries. In Australia, some mining companies experienced adverse effects of the flood in shipment of their commodities in the second half period, but overall demand for mining equipment remained firm. Under such market conditions, sales accelerated in Asia, resulting in an increase in sales from the previous fiscal year in Asia & Oceania. In Southeast Asia, Komatsu concerted efforts to introduce KOMTRAX (Komatsu Machine Tracking System)-installed standard construction equipment to more regions. In Australia, Komatsu continued to reinforce sales and product support operations, including the reorganization of Komatsu Australia Pty Ltd in August last year to further strengthen its capabilities as a distributor.
Middle East & Africa
While political and social conditions have continued to be unstable in some countries, demand for equipment remained firm, particularly in the mining sector. As a result, sales improved from the previous fiscal year. Komatsu is expecting market expansion into the future as accompanied by the development of new mines and the recovery of infrastructure development. In Africa, Komatsu continued its efforts to strengthen its product support capability by adding a new training center to foster the growth of service engineers of distributors.

Industrial Machinery and Others
In the industrial machinery and others business, Komatsu boosted sales of wire saws for use in slicing silicon ingots, as capital investment remained brisk in Asia, centering on China, for the solar cell market. As a result, sales expanded by 39.5% from the previous fiscal year, to JPY227.4 billion (USD2,740 million). Orders received for large presses and other machinery upturned for growth, as the automobile manufacturing industry began capital investment in China, India, Brazil and some other countries.
To further enhance the competitive strength of its industrial machinery business under such market conditions, following the reorganization of press business in April last year, the Company decided to merge Komatsu NTC Ltd. and Komatsu Machinery Corporation into a single entity and to absorb Komatsu Engineering Corp. Concerning the merger of Komatsu NTC and Komatsu Machinery, as both companies mainly engage in machine tools for the automobile manufacturing industry as well as semiconductor manufacturing equipment, Komatsu is going to focus its efforts to converge their technologies and know-how to develop and produce new products for broader lineups as well as those designed to meet next-generation technological applications. With respect to the absorption of Komatsu Engineering, as it has a leading-expertise in systems engineering, the Company is going to apply that expertise to its manufacturing engineering, development and design operations.
Furthermore, Komatsu NTC Ltd. has built a new plant in order to expand its production capacity of wire saws against the backdrop of expanding its share of the solar cell market.
[Projections for the Fiscal Year Ending March 31, 2012]
(From April 1, 2011 to March 31, 2012)
In the construction, mining and utility equipment business, demand is on a recovery track in Traditional Markets of North America and Europe in addition to the strong growth of Strategic Markets. Furthermore, as mining activities are brisk for the production of commodities, we are projecting that demand for mining equipment will continue into the next fiscal year. In the industrial machinery and others business, the press and machine tool markets are recovering, while demand for wire saws should remain strong. Komatsu will unfailingly capitalize on these market expansions and thereby expand not only sales of new equipment but also sales in the entire value chain, including parts sales and service revenues. At the same time, Komatsu will continue to improve selling prices and production costs. As a result, Komatsu is projecting that both consolidated sales and profits will increase for the fiscal year ending March 31, 2012 as shown below.
Nevertheless, Komatsu needs to continue to closely monitor a number of problems caused by the Great East Japan Earthquake, such as power supply, recovery of production at suppliers, aftershocks and the crippled nuclear plant in Fukushima Prefecture. With respect to extraordinary demand in restoration and reconstruction of the devastated regions, a large portion of what will be done remains uncertain, and thus it is not incorporated in the projected business results.

As preconditions for our current projections, we are assuming the foreign exchange rates as follows: USD1 = JPY82, EUR1 = JPY116 and RMB1 = JPY12.7.
Millions of yen

	2012	2011	Changes
	Projection	Results	Increase
	(A)	(B)	(A)-(B)/(B)
Net sales	2,150,000	1,843,127	16.6%
Operating income	305,000	222,929	36.8%
Income before income taxes and equity in earnings of affiliated companies	300,000	219,809	36.5%
Net income attributable to Komatsu Ltd.	200,000	150,752	32.7%
(2) Financial Conditions
As of March 31, 2011, total assets increased by JPY190 billion from the previous fiscal year-end, to JPY2,149.1 billion (USD25,893 million), mainly due to increased receivables resulting from expanded sales. Interest-bearing debt declined by JPY42.3 billion from the previous fiscal year-end, to JPY544.0 billion (USD6,555 million). Komatsu Ltd. shareholders’ equity increased by JPY89.8 billion from the previous fiscal year-end, to JPY923.8 billion (USD11,131 million). As a result, Komatsu Ltd. shareholders’ equity ratio increased by 0.4 points from the previous fiscal year-end, to 43.0%. Net debt-to-equity ratio* was 0.50 compared to 0.60 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt — Cash and cash dividends — Time deposits) / Komatsu Ltd. shareholders’ equity
For the fiscal year under review, net cash provided by operating activities decreased by JPY31.7 billion from the previous fiscal year, to JPY150.4 billion (USD1,812 million), mainly due to expanded working capital. Net cash used in investing activities increased by JPY15.5 billion, to JPY88.5 billion (USD1,066 million), largely due to investments made to expand production capacity in Japan and overseas. Net cash used in financing activities declined by JPY59.9 billion from the previous fiscal year, to JPY56.3 billion (USD679 million), mainly due to decreased repayments on debt. As a result, cash and cash equivalents, as of March 31, 2011, totaled JPY84.2 billion (USD1,015 million), registering an increase of JPY1.7 billion from the previous fiscal year-end.
Cash flow indexes are described below.
[Trends of Financial Conditions Indicators]
(Fiscal years ended March 31, 2011, 2010 and 2009)

	2011	2010	2009
Komatsu Ltd. shareholders’ equity ratio (%)	43.0	42.6	41.4
Komatsu Ltd. shareholders’ equity ratio at aggregate market value (%)	127.2	96.9	52.6
Years of debt redemption	3.6	3.2	7.6
Interest coverage ratio	23.2	21.4	5.4
•	Komatsu Ltd. shareholders’ equity ratio: Komatsu Ltd. shareholders’ equity/Total assets

•	Komatsu Ltd. shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

•	Years of debt redemption: Interest-bearing debt/Net cash provided by operating activities

•	Interest coverage ratio: Net cash provided by operating activities/Interest expense

(3) Basic Policy for Redistribution of Profits and Dividends for the Fiscal Year under Review and Next Fiscal Year
Komatsu is building a sound financial position as well as flexible and agile corporate strengths to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by considering consolidated business results and continuing stable dividends. Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher. Further, it maintains the policy of not decreasing dividends, as long as the consolidated payout ratio does not surpass 40%.
After reviewing the business results for the fiscal year under review as well as current and future business prospects, the Company is planning to set the fiscal year-end dividend at JPY20 per share. (The Company plans to propose this amount to the 142nd ordinary general meeting of shareholders scheduled for June 22, 2011.) Annual cash dividends for the year under review, including the interim dividend of JPY18 per share, amount to JPY38 per share (an increase of JPY22 from annual cash dividends for the previous fiscal year). This amount translates into a consolidated payout ratio of 24%.
Regarding the fiscal year ending March 31, 2012, the Company plans to set the annual cash dividends per share at JPY42, an increase of JPY4, compared to JPY38 for the fiscal year ended March 31, 2011.
Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu’s principal products, owing to changes in the economic conditions in Komatsu’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving Komatsu’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Komatsu Group
(As of March 31, 2011)
Business Categories and Principal Products & Services
Construction, Mining and Utility Equipment

Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers

Forestry Equipment	Harvesters, forwarders and feller-bunchers

Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines

Recycling Equipment	Mobile debris crushers, mobile soil recyclers and mobile tub grinders

Industrial Vehicles	Forklift trucks

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment

Casting Products	Steel castings and iron castings

Logistics	Packing, warehousing and transport

Industrial Machinery and Others

Metal Forging and Stamping Presses	Large presses, servo presses, small and medium-sized presses and forging presses

Sheet-Metal Machines	Laser cutting machines, fine-plasma cutting machines, press brakes and shears

Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines and wire saws

Defense Systems	Ammunition and armored personnel carriers

Temperature-control equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Others	Commercial-use prefabricated structures

Komatsu Group (Chart)
(As of March 31, 2011)

Management Policy
(1) Basic Management Policy
The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these, year after year.
(2) Mid to Long-Range Management Plan and Issues Ahead
Komatsu’s production and procurement remain vulnerable to being affected by such conditions as the electric power supply, suppliers’ recovery of operations, aftershocks and the crippled nuclear plant in Fukushima Prefecture. We will continue our all-out efforts to stabilize production and procurement as we monitor the conditions very carefully.
Concerning the restoration of the regions devastated by the Great East Japan Earthquake, we created the Tohoku Operation Department in Sendai City, Miyagi Prefecture. The Department will ensure dynamic decision-making operations in the affected regions, provide for the smooth transportation of construction equipment, forklift trucks, temporary housing materials, and spare parts for equipment, and reinforce our service operations.
Looking at our global group-wide business environment, Strategic Markets are steadily expanding in the construction and mining equipment business. We are projecting that the economic growth of countries in Strategic Markets will play the role of driving the demand for equipment. In the industrial machinery and others business, we are also anticipating that demand will continue to grow, as the volume of automobile production is increasing, especially in Strategic Markets.
Komatsu draws its strengths especially from ICT applications, in-house development and production capabilities of key components, global sales and service networks, and flexible procurement and manufacturing operations. In the new mid-range management plan, “Global Teamwork for Tomorrow,” with the goals set for the fiscal year ending March 31, 2013, we are working to further refine our strengths by focusing our efforts on the following activities of importance and will steadfastly generate results. We will also continue our efforts to disseminate and anchor The KOMATSU Way, as all employees of Komatsu engage in Kaizen (improvement) activities in their own work. In addition, we will focus our efforts on our brand management activities designed to further enrich the relationship with our customers for mutual growth with them and foster the growth of employees who are needed for our global business expansion.
Numerical Targets of the “Global Teamwork for Tomorrow”

Items	Targets for Fiscal Year Ending March 31, 2013
Operating income ratio	15% or above
ROE: Return on equity	20%
Net debt-to-equity ratio	0.4 or below
Excluding debt of finance companies	0.2 or below
Consolidated payout ratio	20 - 40% (stably)

*	ROE=Net income attributable to Komatsu Ltd. for the year/[(Komatsu Ltd. shareholders’ equity at the beginning + Komatsu Ltd. shareholders’ equity at the end of the fiscal year)/2]

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

[Premises]

Items	Fiscal Year Ending March 31, 2013
Guideline on sales	JPY2,000 billion + JPY100 billion
Guidelines on exchange rate	USD1	EUR1	RMB1
	JPY90	JPY125	JPY13.5
Activities of Importance in the “Global Teamwork for Tomorrow”
1) Promotion of ICT Applications to Products and Parts
We have built on our record of ICT applications mainly in the domain of construction and mining equipment with the KOMTRAX for construction equipment, the AHS (Autonomous Haulage System) for dump trucks in large-scale mines and other systems. We will continue to apply leading-edge ICT to machine management, machine control, and construction site management in order to enhance our product competitiveness. We will also proactively promote ICT applications to our industrial machinery and forklift trucks. Furthermore, we are going to advance our utilization of a variety of information obtained from the KOMTRAX to improve customers’ productivity and our sales and production planning.
2) Further Advancement of Environmental Friendliness and Safety in Machine Performance
To help our customers reduce CO2 emission volume from their equipment, we are going to advance our hybrid, HST (hydrostatic transmission) and motor-driven technologies for construction equipment and forklift trucks and our AC Servo technology for presses. With respect to hybrid hydraulic excavators, we are preparing for worldwide launchings of new HB205 and HB215LC models. By combining our in-house development and production of key components, such as engines, hydraulic equipment and control systems with leading-edge technologies, we are continuing our efforts to develop products to meet new emissions control regulations in Japan, North America and Europe and to ensure their smooth market introduction. In the domain of mining equipment, we have already introduced the AHS to mines in Chile and Australia, and we are going to further refine the performance and safety of the AHS. We are also going to generate steady results in the Biodiesel Fuel Project which we started in the previous fiscal year.
3) Expansion of Sales and Service Operations in Strategic Markets
In Strategic Markets and in the domain of mining equipment, which both have high growth potential, we are going to make a difference from competitors by not only supplying products which feature superior QCDS (quality, costs, delivery and safety) but also enhancing the operating rates of customers’ equipment through quick and responsive delivery of parts and service. To this end, we are going to upgrade our sales and service capabilities by developing and strengthening distributorships, expanding service support bases, reinforcing parts and Reman businesses and supporting customers through ICT applications. Also, in the domain of industrial machinery and forklift trucks, we are going to promote more synergy effects with the construction equipment business, and improve sales and service networks in response to an expanding weight on Strategic Markets centering on China.

4) Promotion of Continuous Kaizen (Improvement) by Strengthening Workplace Capability.
While the growth of emerging economies offers us a great chance to expand our business, we need to expect new competition with companies of emerging economies in addition to conventional competition. To win this global mega competition, it is important for us to continuously refine our capability to meet the changes and sharpen our cost competitiveness, as we promote our efforts for growth upheld in the mid-range management plan. To this end, it is absolutely necessary for us to have the power to demonstrate workplace capability and adaptability, i.e., the power to continue our Kaizen (improvement) activities. With this workplace capability and effective ICT utilization, we are going to further heighten our operational flexibility of global manufacturing operations, substantially reduce production costs, and maximize logistics. We are also continuing our efforts to reform and streamline our administrative work. Through these Kaizen (improvement) activities, we are going to further enhance our workplace capability and promote human resource development.
Based on the belief that “our corporate value is the total sum of trust given to us by society and all our stakeholders,” Komatsu are further strengthening our corporate governance to ensure sound and transparent management, while improving management efficiency. Being committed to promoting thorough compliance, we will also ensure that all employees share The KOMATSU Way. In addition to improving our business performance, we will facilitate both the development of corporate strength and the achievement of social responsibility in a well balanced manner.

Consolidated Financial Statements
(1) Condensed Consolidated Balance Sheets
Assets
Millions of yen

	As of March 31, 2011		As of March 31, 2010
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥84,224		¥82,429
Time deposits	734		1,132
Trade notes and accounts receivable	532,757		447,693
Inventories	473,876		396,416
Deferred income taxes and other current assets	152,781		112,451

Total current assets	1,244,372	57.9	1,040,121	53.1

Long-term trade receivables	183,270	8.5	150,972	7.7

Investments
Investments in and advances to affiliated companies	25,115		24,002
Investment securities	60,855		60,467
Other	3,124		2,399

Total investments	89,094	4.1	86,868	4.4

Property, plant and equipment
— Less accumulated depreciation	508,387	23.7	525,100	26.8

Goodwill	29,321	1.4	29,570	1.5
Other intangible assets	53,971	2.5	61,729	3.2
Deferred income taxes and other assets	40,722	1.9	64,695	3.3

Total	¥2,149,137	100.0	¥1,959,055	100.0

Liabilities and Equity
Millions of yen

	As of March 31, 2011		As of March 31, 2010
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥130,308		¥123,438
Current maturities of long-term debt	122,608		105,956
Trade notes, bills and accounts payable	308,975		207,024
Income taxes payable	38,829		22,004
Deferred income taxes and other current liabilities	199,268		183,324

Total current liabilities	799,988	37.2	641,746	32.7

Long-term liabilities
Long-term debt	291,152		356,985
Liability for pension and retirement benefits	48,027		46,354
Deferred income taxes and other liabilities	37,290		37,171

Total long-term liabilities	376,469	17.5	440,510	22.5

Total liabilities	1,176,457	54.7	1,082,256	55.2

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	140,523		140,421
Retained earnings:
Appropriated for legal reserve	34,494		31,983
Unappropriated	847,153		724,090
Accumulated other comprehensive income (loss)	(131,059)		(95,634)
Treasury stock	(35,138)		(34,755)

Total Komatsu Ltd. shareholders’ equity	923,843	43.0	833,975	42.6

Noncontrolling interests	48,837	2.3	42,824	2.2

Total equity	972,680	45.3	876,799	44.8

Total	¥2,149,137	100.0	¥1,959,055	100.0

(2) Condensed Consolidated Statements of Income
(For the fiscal years ended March 31, 2011 and 2010)
Millions of yen

	2011	Ratio (%)	2010	Ratio (%)
Net sales	¥1,843,127	100.0	¥1,431,564	100.0
Cost of sales	1,343,464	72.9	1,101,559	76.9
Selling, general and administrative expenses	264,691	14.4	249,286	17.4
Impairment loss on long-lived assets	5,142	0.3	3,332	0.2
Other operating income (expenses)	(6,901)	(0.4)	(10,352)	(0.7)

Operating income	222,929	12.1	67,035	4.7

Other income (expenses)	(3,120)		(2,056)
Interest and dividend income	4,493	0.2	6,158	0.4
Interest expense	(6,475)	(0.4)	(8,502)	(0.6)
Other-net	(1,138)	(0.1)	288	0.0

Income before income taxes and equity in earnings of affiliated companies	219,809	11.9	64,979	4.5

Income taxes	64,706	3.5	25,364	1.8
Income before equity in earnings of affiliated companies	155,103	8.4	39,615	2.8
Equity in earnings of affiliated companies	2,724	0.1	1,588	0.1
Net income	157,827	8.6	41,203	2.9
Less net income attributable to noncontrolling interests	(7,075)	(0.4)	(7,644)	(0.5)

Net income attributable to Komatsu Ltd.	¥150,752	8.2	¥33,559	2.3

(3) Consolidated Statement of Equity

For the fiscal year ended March 31, 2011	Millions of yen

			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

Cash dividends				(25,178)			(25,178)	(994)	(26,172)
Transfer to retained earnings appropriated for legal reserve			2,511	(2,511)			—		—
Other changes		(51)			7		(44)	2,168	2,124
Comprehensive income (loss)
Net income				150,752			150,752	7,075	157,827
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(37,237)		(37,237)	(2,292)	(39,529)
Net unrealized holding gains (losses) on securities available for sale					1,978		1,978	—	1,978
Pension liability adjustments					(91)		(91)	—	(91)
Net unrealized holding gains (losses) on derivative instruments					(82)		(82)	56	(26)

Comprehensive income (loss)							115,320	4,839	120,159

Issuance and exercise of stock acquisition rights		109					109		109
Purchase of treasury stock						(583)	(583)		(583)
Sales of treasury stock		44				200	244		244

Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680

For the fiscal year ended March 31, 2010	Millions of yen

			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2009	¥67,870	¥140,092	¥28,472	¥719,222	¥(105,744)	¥(34,971)	¥814,941	¥33,393	¥848,334
Cash dividends				(25,180)			(25,180)	(3,368)	(28,548)
Transfer to retained earnings appropriated for legal reserve			3,511	(3,511)			—		—
Other changes							—	2,531	2,531
Comprehensive income (loss)
Net income				33,559			33,559	7,644	41,203
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(904)		(904)	1,897	993
Net unrealized holding gains (losses) on securities available for sale					5,480		5,480	—	5,480
Pension liability adjustments					4,920		4,920	2	4,922
Net unrealized holding gains (losses) on derivative instruments					614		614	725	1,339

Comprehensive income (loss)							43,669	10,268	53,937

Issuance and exercise of stock acquisition rights		413					413		413
Purchase of treasury stock						(40)	(40)		(40)
Sales of treasury stock		(84)				256	172		172

Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

(4) Consolidated Statements of Cash Flows
(For the fiscal years ended March 31, 2011 and 2010)
Millions of yen

	2011	2010
Operating activities
Net income	¥157,827	¥41,203
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	89,467	91,319
Deferred income taxes	6,783	(7,358)
Net loss (gain) from sale of investment securities and subsidiaries	54	(679)
Net loss (gain) on sale of property	(2,807)	(373)
Loss on disposal of fixed assets	1,928	2,244
Impairment loss on long-lived assets	5,142	3,332
Pension and retirement benefits, net	(3,795)	(55)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(147,477)	(71,459)
Decrease (increase) in inventories	(97,790)	117,707
Increase (decrease) in trade payables	101,595	(8,354)
Increase (decrease) in income taxes payable	17,876	11,311
Other, net	21,599	3,323

Net cash provided by (used in) operating activities	150,402	182,161

Investing activities
Capital expenditures	(100,820)	(92,401)
Proceeds from sales of property	9,605	11,212
Proceeds from sales of available for sale investment securities	2,132	1,005
Purchases of available for sale investment securities	(1,379)	(4,826)
Proceeds from sale of subsidiaries and equity investees, net of cash disposed	—	661
Acquisition of subsidiaries and equity investees, net of cash acquired	976	1,107
Collection of loan receivables	1,926	11,559
Disbursement of loan receivables	(1,236)	(667)
Decrease (increase) in time deposits	287	(617)

Net cash provided by (used in) investing activities	(88,509)	(72,967)

Financing activities
Proceeds from long-term debt	72,681	155,641
Repayments on long-term debt	(89,941)	(73,052)
Increase (decrease) in short-term debt, net	11,592	(139,067)
Repayments of capital lease obligations	(28,637)	(31,240)
Sale (purchase) of treasury stock, net	175	132
Dividends paid	(25,178)	(25,180)
Other, net	2,943	(3,597)

Net cash provided by (used in) financing activities	(56,365)	(116,363)

Effect of exchange rate change on cash and cash equivalents	(3,733)	(965)

Net increase (decrease) in cash and cash equivalents	1,795	(8,134)

Cash and cash equivalents, beginning of year	82,429	90,563

Cash and cash equivalents, end of year	¥84,224	¥82,429

(5) Note to the Going Concern Assumption
None
(6) Basis of Consolidated Financial Statements
1)	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method

Number of consolidated subsidiaries:	144 companies

Number of companies accounted for by the equity method:	39 companies
2)	Changes resulting from revisions in accounting standards, etc.
None

(7) Notes to Consolidated Financial Statements
1) Business Segment Information
< Information by Operating Segment>

(For the fiscal year ended March 31, 2011)	Millions of yen

	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	1,615,689	227,438	1,843,127	—	1,843,127
Intersegment	2,392	10,916	13,308	(13,308)	—
Total	1,618,081	238,354	1,856,435	(13,308)	1,843,127
Segment profit	220,830	20,965	241,795	(6,823)	234,972
Assets	1,859,004	270,736	2,129,740	19,397	2,149,137
Depreciation and Amortization	80,780	7,662	88,442	—	88,442
Capital investment	92,049	5,689	97,738	—	97,738

(For the fiscal year ended March 31, 2010)	Millions of yen

	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	1,268,575	162,989	1,431,564	—	1,431,564
Intersegment	2,690	15,619	18,309	(18,309)	—
Total	1,271,265	178,608	1,449,873	(18,309)	1,431,564
Segment profit	83,061	2,998	86,059	(5,340)	80,719
Assets	1,682,542	207,551	1,890,093	68,962	1,959,055
Depreciation and Amortization	82,508	7,707	90,215	—	90,215
Capital investment	92,979	3,212	96,191	—	96,191

Notes: 1)	Business categories and principal products & services included in each operating segment are as follows:

a) Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics b) Industrial Machinery and Others

b) Industrial Machinery and Others Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

2)	Transfers between segments are made at estimated arm’s-length prices.

< Geographic Information>

(For the fiscal year ended March 31, 2011)	Millions of yen

			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	349,184	397,427	165,418	428,208	398,366	104,524	1,843,127

(For the fiscal year ended March 31, 2010)	Millions of yen

			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	323,813	323,984	127,377	270,870	299,864	85,656	1,431,564

*	Excluding Japan and China
2) Net Income per Share
(For the fiscal years ended March 31, 2011 and 2010)
Millions of yen

	2011	2010
Net income attributable to Komatsu Ltd.	150,752	33,559
Number of shares

	2011	2010
Weighted average common shares outstanding, less treasury stock	967,803,446	968,013,328
Dilutive effect of:
Stock options	671,477	449,531
Weighted average diluted common shares outstanding	968,474,923	968,462,859
Yen

	2011	2010
Net income attributable to Komatsu Ltd. per share:
Basic	155.77	34.67
Diluted	155.66	34.65
(end)

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 27, 2011
URL: http://www.komatsu.com/
Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as “Stock-Based
Remuneration” to Employees of the Company and Directors of Major Subsidiaries of the Company
Komatsu Ltd. (hereinafter “Company”) hereby announces that at the meeting of the Board of Directors held on April 27, 2011, the Company resolved to propose an agendum to the 142nd Ordinary General Meeting of Shareholders which will be held on June 22, 2011, to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as “stock-based remuneration” to employees of the Company and Directors of major subsidiaries of the Company in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Act. See below for details.
[Description]
1.	Reasons for Necessity of Issuing the Stock Acquisition Rights on Preferential Terms and Conditions

The Company would like to grant Stock Acquisition Rights to employees of the Company and to the Directors of major subsidiaries of the Company without consideration not only for the purposes of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company, but also for the purpose of clarifying their incentive to enhance the long-term corporate value of the Company by fostering the same perspective on earnings with the shareholders. The number of Stock Acquisition Rights to be granted without consideration shall be determined based on the Company’s consolidated performance, as with the payment criteria of the “stock-based remuneration” for the Directors of the Company.

2.
Details of the Stock Acquisition Rights and the Maximum Number of Such Rights that the Board of Directors Can Decide to Issue within the Scope of Authority Granted by a Resolution at this Ordinary General Meeting of Shareholders

(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issue can be determined based on the authority granted by this Ordinary General Meeting of Shareholders
The maximum number of Stock Acquisition Rights to be issued under the conditions described in 2. (3) below shall be 2,529 units.

The maximum number of common stock to be issued upon the exercise of the Stock Acquisition Rights shall be 252,900 shares, and if the Number of Shares Granted (defined below) subject to Stock Acquisition Rights is adjusted as provided for in 2. (3) below, the maximum number of common stock to be issued shall be the number obtained by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.

1

(2)	The Company may issue Stock Acquisition Rights in question without consideration.
(3)	Details of the Stock Acquisition Rights to be issued on the basis of the authority granted by this Ordinary General Meeting of Shareholders
1)
Type and number of shares to be issued upon the exercise of Stock Acquisition Rights The shares to be issued for the Stock Acquisition Rights shall be common stock, and the number of shares subject to one (1) Stock Acquisition Right (hereinafter “Number of Shares Granted”) shall be 100 shares. However, after the resolution date of this agendum at the 142nd Ordinary General Meeting of Shareholders (hereinafter “Resolution Date”), if the Company effects a stock split of its common stock (including allotment of common stock to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares Granted subject to one (1) Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for reasons other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.
2)	Amount of assets to be paid upon exercise of the Stock Acquisition Rights

The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be JPY 1 per each one (1) share to be transferred upon exercise of the Stock Acquisition Rights, multiplied by the Number of Shares to be transferred.

3)	Exercise period for the Stock Acquisition Rights

From August 1, 2014 to July 31, 2019
4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights
i.
The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be one half of the maximum amount of capital increase, calculated in accordance with Article 17, Paragraph 1 of the Regulations for Corporation Accounting. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

ii.
An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtainable by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in 4) i. above.

5)	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

2

6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.
7)	Conditions for exercising the Stock Acquisition Rights

If a holder of Stock Acquisition Rights who is a Director, Corporate Auditor or employee of the Company, or Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective states set above, that person is able to exercise the Stock Acquisition Rights only within a period of three years from the date they lost their position; provided, however, that the period shall not exceed the exercise period for the Stock Acquisition Rights described at 3)above, and the other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at a meeting of the Company’s Board of Directors.

8)
In the event where the Company engages in any merger (limited to a case where the Company ceases to exist as the result of the merger), a corporate split in which a division of the Company is merged into an existing company, a corporate split in which a division of the Company is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant stock companies prescribed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Corporation Act (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall become null and void and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i—viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement in which a division of the Company is merged into a Reorganized Company, a plan for a corporate split in which a division of the Company is spun off to establish a Reorganized Company, a share exchange agreement or a plan for transfer of shares.

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted an identical number of the Stock Acquisition Rights of the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be common stock of the Reorganized Company.
iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with 1) above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

3

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtained by multiplying JPY 1 per each one (1) share by the number of shares to be issued for each acquisition right as stipulated in 8) iii. above.

v.	Exercise Period for the Stock Acquisition Rights

The Exercise Period shall begin on either the first date of the exercise period for the Stock Acquisition Rights stipulated in 3) above, or on the date that the Restructuring Actions take effect, whichever is later, and shall continue to the final date of the exercise period for the Stock Acquisition Rights stipulated in 3) above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on 4) above.
vii.	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the Reorganized Company.
viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.
9)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.
(4)	Delegation of authority to make decisions regarding the issue of the Stock Acquisition Rights and related matters

In addition to the above provisions, decisions regarding the issue of the Stock Acquisition Rights and all the relevant details shall be decided by the resolution of the meeting of the Board of Directors of the Company which shall be held separately.

(Reference)
At the 141st Ordinary General Meeting of Shareholders, held on June 23, 2010, it was approved that the total amount of remuneration in the form of Stock Acquisition Rights to be granted to the Directors of the Company as the “stock-based remuneration” for each fiscal year shall be no more than JPY 360 million (of which, up to JPY50 million shall be allocated for Outside Directors) and that the maximum number of Stock Acquisition Rights so issued to the Directors of the Company as the “stock-based remuneration” in the one year period after the date of each Ordinary General Meeting of Shareholders shall be 2,390 units (of which, 330 units may be the maximum number to be allocated for Outside Directors).
The Company plans to resolve issuance and allocation of the foregoing Stock Acquisition Rights within the above limits at a meeting of the Board of Directors to be held in this fiscal year.
(end)

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For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 27, 2011
URL: http://www.komatsu.com/
Payment of Cash Dividends for the Fiscal Year Ended March 31, 2011
In the Board meeting held on April 27, 2011, the Board of Directors of Komatsu Ltd. (hereinafter the “Company,” President & CEO: Kunio Noji) made a resolution that the Company is going to propose the following cash dividends from retained earnings as of March 31, 2011, the date of record, to the 142nd ordinary general meeting of shareholders.
1. Contents of the Dividends

	Year-end cash	Latest projection	Results (Year-end)
	dividends for FY	(announced on	for FY ended March
	ended March 31, 2011	October 28, 2010)	31, 2010
Record date	March 31, 2011	Same as on left	March 31, 2010
Cash dividends per share	¥20.00	¥18.00	¥8.00
Total amount of dividends	¥19,369 million	—	¥7,749 million
Effective date	June 23, 2011	—	June 24, 2010
Resource for dividends	Retained earnings	—	Retained earnings
2. Reason for the Revision
Komatsu is building a sound financial position and flexible and agile corporate strengths to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by considering consolidated business results and continuing stable dividends. Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher, and maintains the policy of not decreasing dividends, as long as a consolidated payout ratio will not surpass 40%.
For the fiscal year ended March 31, 2011, both operations of construction, mining and utility equipment and industrial machinery and others improved business results, and generated ¥150,752 million for net income attributable to the Company.
With respect to annual cash dividends for the fiscal year ended March 31, 2011, while following its basic policy for redistribution of profits, the Company plans to pay ¥38 per share, based on profits which exclude the reform associated expenses above. The consolidated payout ratio translates into 24% based on profits excluding the reform associated expenses.
As interim dividends of ¥18 per share have already been paid, the year-end cash dividends from retained earnings will be ¥20 (compared to ¥18 projected earlier). The Company plans to propose these cash dividends from retained earnings to the 142nd ordinary general meeting of shareholders scheduled for June 22, 2011.

	Cash dividends per share
Record date	Interim	Year-end	Total
FY ended March 31, 2011	¥18.00	¥20.00	¥38.00
FY ended March 31, 2010	¥8.00	¥8.00	¥16.00
(end)

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 27, 2011
URL: http://www.komatsu.com/
Komatsu Announces Restructuring of the Rental Equipment Business in Japan
(Simplified Absorption-Type Merger of consolidated Subsidiary)
Komatsu Ltd. (President and CEO: Kunio Noji) announces today that the Board of Directors, at the Board meeting held on April 27, resolved to approve the merger of Komatsu Rental Ltd. (hereinafter “Komatsu Rental”), a consolidated subsidiary of Komatsu Ltd. as follows.
As this merger is going to take place between Komatsu Ltd. and a consolidated subsidiary in the form of simplified absorption, certain matters and descriptions are omitted from the disclosure below.
Description
1. Purpose of the Merger
As the ratio of rental equipment used in civil engineering and construction works has grown steadily in Japan over the years, the Komatsu Group has worked to strengthen its rental and used equipment business, while engaging in sales of new equipment. The Komatsu Group has positioned the rental equipment business as its core operation in Japan and thus worked to meet the changing market environment by proactively applying ICT (Information and Communication Technologies) to the rental business. However, the Komatsu Group needs to reassess the rental business operation today.
The planned restructuring calls for a reassessment of the roles of the rental business conventionally played by Komatsu Rental in the Komatsu Group. Komatsu Ltd. is going to succeed to the rental equipment assets of Komatsu Rental, while a new wholly owned subsidiary of Komatsu Ltd. will take over and engage exclusively in the indispensable rental operation for customers on the Japanese market in order to further improve and streamline customer services.
At the same time, Komatsu Ltd. will continue to further enhance its position in Strategic Markets, such as China and Southeast Asia, while expanding the business throughout its entire value chain.

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2. Summary of the Merger
1) Schedule

April 27, 2011:	The merger agreement was decided upon by the Boards of Directors of Komatsu Ltd. and Komatsu Rental.

April 27, 2011:	The merger agreement was signed.

July 1, 2011 (planned):	Merger date (effective date)

Note:
Pursuant to Article 796, Paragraph 3 of the Corporate Act of Japan, Komatsu Ltd. is going to execute this merger without obtaining the approval of a general shareholders’ meeting of Komatsu Ltd. as stipulated in Article 795, Paragraph 1 of the Corporate Act. Similarly, pursuant to Article 784, Paragraph 1 of the Corporate Act of Japan, Komatsu Rental is going to execute this merger without obtaining the approval of a general shareholders’ meeting of Komatsu Rental as stipulated in Article 783, Paragraph 1 of the Corporate Act.

2) Merger method
In this simplified absorption-type merger of a consolidated subsidiary, Komatsu Ltd. will become the surviving company, and Komatsu Rental will be dissolved.
As Komatsu Rental has excessive liabilities, which are believed to be too large for Komatsu Rental to resolve before the merger, Komatsu Ltd. is going to waive JPY 23 billion (planned) its claims in the form of loans to Komatsu Rental prior to the concerned merger and thereby resolve the problem of Komatsu Rental’s excessive liabilities.
Also prior to the concerned merger, Komatsu Rental will establish a wholly owned, new rental company, and execute an absorption-type company split with Komatsu Rental becoming the splitting company and the new rental company becoming the succeeding company. The succeeding company will succeed to Komatsu Rental’s assets and liabilities (except for rental equipment manufactured by Komatsu Ltd., some real estate and liabilities related thereto).
3) Substance of merger-related allotment of shares
Komatsu Ltd. owns 79.0% of the total shares of Komatsu Rental and plans to purchase the remaining shares owned by the other shareholder of Komatsu Rental and to make Komatsu Rental a wholly-owned subsidiary of Komatsu Ltd. prior to the concerned merger. After acquiring ownership of all shares of Komatsu Rental, Komatsu Ltd. plans to execute the concerned merger. No shares will be issued, no increase in capital will be made, and no cash will be paid to Komatsu Rental.
4) Treatment of stock acquisition rights and bonds with stock acquisition rights in relation to this merger
Not applicable.

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3. Outline of Parties Involved in the Merger (At March 31, 2011)

	Surviving company		Dissolving company
Corporate name	Komatsu Ltd.		Komatsu Rental Ltd.
Head office address	3-6, Akasaka 2-chome, Minato-ku Tokyo, Japan		16-15, Kanagawa 2-chome, Kanagawa-ku, Yokohama-shi, Kanagawa, Japan
Representative	Kunio Noji, President & CEO		Chikashi Shike, President
Line of business	Manufacture, sale and service of construction, mining and utility equipment as well as industrial machinery		Rental of construction equipment and others
Established	May 13, 1921		October 1, 2006
Capitalized	JPY 70,120 million		JPY 1,034 million
Shares issued and outstanding	998,744,060		119,999
Fiscal year-end	March 31		March 31
Major shareholders and equity holding ratios (as of March 31, 2011)
	Japan Trustee Services Bank, Ltd. (Trust Account)	4.81%	Komatsu Ltd.	79.0%
	J.P. Morgan Chase Bank 380055	4.16%	Chikashi Shike	21.0%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.10%
	Taiyo Life Insurance Company	3.80%
	State Street Bank and Trust Company	3.33%
Financial conditions and business performance
	Fiscal year ended March 31, 2011		Fiscal year ended March 31, 2011
	Consolidated		Non-consolidated
Total assets	JPY 2,149,137 million		JPY 60,533 million
Total equity	JPY 972,680 million		JPY (17,296 million)
Shareholders’ equity per share	JPY 954.48		JPY (144,138)
Net sales	JPY 1,843,127 million		JPY 34,404 million
Operating income	JPY 222,929 million		JPY (3,020 million)
Ordinary profit			JPY (3,446 million)
Income before income taxes	JPY 219,809 million
Net income	JPY 150,752 million *		JPY (7,818 million)
Net income per share	JPY 155.77 *		JPY (65,151)

*	Upon adoption of ASC 810, “Net income” is equivalent to “Net income attributable to Komatsu Ltd.”

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4. Status of the Listed Company after the Absorption-Type Merger

1) Corporate name:	Komatsu Ltd.
2) Head office address:	3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan
3) Representative:	Kunio Noji, President and Chief Executive Officer
4) Line of business:	Manufacture, sale and service of construction, mining and utility equipment as well as industrial machinery
5) Capital:	JPY 70,120 million
6) Fiscal year-end:	March 31
5. Future Prospects
Komatsu Ltd. has incorporated the effects of the concerned merger in the projection of consolidated business results for the fiscal year ending March 31, 2012, which was announced today (April 27, 2011).
Reference:
Projected Consolidated Business Results for the Current Fiscal Year (Announced on April 27, 2011) and Consolidated Business Results for the Fiscal Year Ended March 31, 2011
Millions of yen

				Net income
		Operating	Income before	attributable to
	Net sales	income	income taxes	Komatsu Ltd.
Projection for the current fiscal year	2,150,000	305,000	300,000	200,000
Results for FY ended March 31, 2011	1,843,127	222,929	219,809	150,752
(end)

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